RESVERLOGIX

www.resverlogix.com

SUPPL

Suite 203
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

September 2, 2008

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
[redacted]
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between August 19, 2008 through September 1, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR—Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

9/4

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Notice of Conference Call & Webcast

TSX Exchange Symbol: RVX

CALGARY, Aug. 21 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce that it will host a live teleconference on August 25, 2008 at 11:00 am MDT to provide a corporate update of the Company. Following the presentation there will be a live question and answer session.

The webcast can be accessed at the following link:
http://services.choruscall.com/links/resverlogix080825.html

<<
Participants can also dial in for the conference call:
Dial information is as follows:
North American Toll Free Dial In: 1-800-319-4610
International Dial In: +1-604-638-5340
>>

The webcast will be available on the Resverlogix website for replay for a period of 10 days after the event.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 17:01e 21-AUG-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Phase 1b/2a Program Commences for RVX-208

TSX Exchange Symbol: RVX

CALGARY, Aug. 25 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) is pleased to announce that the Phase 1b/2a program for the study of RVX-208 in subjects with normal lipids and those with low high-density lipoprotein (HDL) cholesterol has proceeded according to plan.

"We are very excited about moving forward into this important 28-day study with RVX-208. Our previous clinical study demonstrated that RVX-208 was safe, tolerable and had favorable pharmacokinetics," stated Dr. Allan Gordon, Senior Vice President Clinical Development of Resverlogix. "This trial will continue to examine safety and tolerance as well it is a proof of principle study for ApoA-I production and HDL functionality. Approximately half of the subjects will have low levels of HDL cholesterol, a condition associated with significant increased risk of cardiovascular disease," added Dr. Gordon.

"The ensuing Phase 1b/2a study comprises several novel facets to expedite the clinical process for RVX-208 and its eventual registration as a drug," stated Donald J. McCaffrey, President and CEO of Resverlogix. McCaffrey further confirmed, "Along with the required regulatory provisions that must be addressed such as safety, tolerance and pharmacokinetics, the study also will measure key reverse cholesterol transport markers which RVX-208 impacts. These are exclusive favorable features that make this drug unique among its competitors."

RVX-208, a novel small molecule therapeutic that facilitates endogenous ApoA-I production, is positioned to be one of the most promising emerging drugs in the treatment of atherosclerosis. To the Company's knowledge RVX-208 is the only novel small molecule that is specifically designed to increase ApoA-I production and thereby raise HDL levels thus enhancing HDL functionality to augment reverse cholesterol transport.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Email: Sarah(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

August 29, 2008

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*

Dear Sirs:

Re: Resverlogix Corp.
CUSIP: 761 28M 10 8
Annual Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Resverlogix Corp.

Issuer:	Resverlogix Corp.
Meeting Type:	Annual Meeting
CUSIP / ISIN:	76128M108 / CA 76128M1086
Meeting Date:	October 28, 2008
Record Date of Notice:	September 26, 2008
Record Date of Voting:	September 26, 2008
Beneficial Ownership Determination Date:	September 26, 2008
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Resverlogix Corp.

Yours truly,

VALIANT TRUST COMPANY

Signed by *"Bonnie Steedman"*

Bonnie Steedman
Account Manager, Client Services

END